Exhibit 99.1

RNS Number: 7585W
Wolseley PLC
22 March 2004

NEWS RELEASE

22 March 2004

Unaudited Interim Results for the half-year ended 31 January 2004

Wolseley plc announces another set of record first half results

Summary of Results

Financial highlights

• In constant currency terms:-

–	Group sales up 24.7%
–	Group trading profit(1) up 23.7%
–	Group pre-tax profit, before goodwill amortisation, up 24.9%
–	Earnings per share, before goodwill amortisation, up 24.4%

•	Currency translation reduced Group sales by £91.1 million (2.3%) and Group trading profit by £4.5 million (2.1%)

•	As reported, in sterling (after currency translation effect):-

–	Group sales up 21.8% to £4.8 billion (2003: £4.0 billion);
–	Group trading profit up 21.1% to £257.1 million (2003: £212.3 million). Operating profit, after goodwill amortisation, up 20.0% to £237.9 million (2003: £198.3 million);
–	Group pre-tax profit, before goodwill amortisation, up 22.1% to £245.5 million (2003: £201.1 million). Profit before tax up 21.0% to £226.3 million (2003: £187.1 million);
–	Earnings per share, before goodwill amortisation, up 21.5% to 30.44 pence (2003: 25.05 pence). Basic earnings per share up 19.9% to 27.15 pence (2003: 22.64 pence);
–	Interim dividend increased by 39.3% to 7.8 pence per share (2003: 5.6 pence), reflecting a one-off rebalancing between the interim and final dividend and the strong operating performance of the Group;
–	Strong financial position with gearing(2) of 53.9% (2003:34.6%) reflecting acquisition spending of £73 million and interest cover of over 20 times (2003: over 17 times);
–	Improved working capital to sales ratio of 15.2% (2003:15.8%).

(1) Trading profit, a term used throughout this announcement, is defined as operating profit before goodwill amortisation. Trading margin is the ratio of trading profit to sales expressed as a percentage.

(2) Gearing ratio is the ratio of net borrowings, excluding construction loan borrowings, to shareholders' funds

Operating highlights

•	Sales in Wolseley Centers, UK, grew 10.8% to top £1 billion in six months for the first time.

•	US Plumbing & Heating Distribution business, Ferguson Enterprises, achieved 6.1% trading margin in first half, higher than original target and a year ahead of schedule.

•	Improvement in trading margin achieved in each of the businesses in the US, UK, France and Italy.

•	Outperformance of the market in US Plumbing and Heating, UK, France and Canada.

•	Significant improvement in the performance of US Building Materials' business resulting from enhanced market focus, restructuring and from higher commodity lumber and structural panel prices. Its restructuring is on track to generate cost savings of $5 million in this financial year and at least $10 million per annum from 2005 onwards.

•	Total spend on the seven acquisitions incurred in first six months of £73 million should generate around £174 million per annum of incremental sales in a full year.

•	Branch network expanded by a net 104 locations to 3,553 as at 31 January 2004 (31 July 2003: 3,449).

•	Investment in infrastructure continues in order to enhance the Group's operational performance, achieve synergies and leverage its international strengths. In support of this, an agreement has been signed with PeopleSoft to purchase software as the foundation for a common technology platform.

Outlook

•	The underlying performance of the Group remains strong with a number of the weaker markets in which it operates showing some signs of improvement.

•	The outlook for the UK market remains favourable, and although Continental Europe is expected to remain broadly flat, there are early signs that the French market may be starting to improve.

•	US markets are likely to remain mixed but residential housing and RMI (repairs, maintenance and improvement) markets are expected to hold up well. As the US economic recovery continues to gather pace this should present further opportunities for growth and there are signs that the industrial and commercial sector should see an improvement in the second half of 2004.

•	Despite a rather mixed first half in Canada, it is expected that the overall environment will remain positive.

•	The Group is well placed to deliver enhanced value from organic and acquisitive growth opportunities.

Charles Banks, Wolseley plc Group Chief Executive said:

"We are delighted to report our eighth consecutive set of record half-year results. We have seen good momentum in both sales and profits across our main businesses, with strong underlying performance reflecting our ability to outperform local markets. There is no apparent reason why our strong performance should not continue in the second half."

SUMMARY OF RESULTS

As at, and for the six months ended 31 January

	2004		2003		Change

Sales	£4,828.3	m	£3,964.1	m	21.8%

Operating profit
- before goodwill	£257.1	m	£212.3	m	21.1%
amortisation
- goodwill	£(19.2)	m	£(14.0	)m
amortisation

Operating profit	£237.9	m	£198.3	m	20.0%
Interest	£(11.6	)m	£(11.2	)m

Profit before
tax
- before goodwill	£245.5	m	£201.1	m	22.1%
amortisation
- goodwill	£(19.2	)m	£(14.0	)m
amortisation

Profit before	£226.3	m	£187.1	m	21.0%
tax

Earnings per
share
- before goodwill	30.44	p	25.05	p	21.5%
amortisation
- goodwill	(3.29	)p	(2.41	)p
amortisation

Basic Earnings per	27.15	p	22.64	p	19.9%
share

Dividend per	7.80	p	5.60	p	39.3%
share

Net borrowings	£947.2	m	£570.1	m

Gearing	53.9%		34.6%

Interest cover	20.5		17.7
(times)

ENQUIRIES:

Wolseley plc	Brunswick
Tel: 0118 929 8700	Tel: 020 7404 5959

Charles Banks – Group Chief Executive
Steve Webster – Group Finance Director	Andrew Fenwick
Guy Stainer – Head of Investor Relations	Nina Richmond

An interview with Charles Banks, Group Chief Executive and Steve Webster, Group Finance Director, in video/audio and text will be available from 0700 (GMT) on www.cantos.com

There will be an analyst and investor meeting at 0930 (GMT) at UBS Presentation Centre, 1 Finsbury Avenue, London EC2. A live audio cast and slide presentation of this event will be available at 0930 (GMT) on www.wolseley.com

There will be a conference call at 1500 (GMT):

UK/European dial-in number:	+44 (0) 20 7162 0194
US toll free dial-in number:	+1 888 222 0364
Password:	Wolseley Results

The call will be recorded and available for playback until 29 March 2004 on the following numbers:

UK/European replay dial-in number:	+44 (0) 20 8288 4459 Access code: 663822
North American replay dial-in number:	+1 334 323 6222 Access code: 663822

NEWS RELEASE

22 March 2004

Unaudited Interim Results for the half-year ended 31 January 2004

Wolseley plc announces another set of record first half results

Announcement of Interim Results

Wolseley is pleased to announce another set of record first half results, the eighth consecutive year of improvement, despite challenging business conditions in a number of markets. These results reflect strong organic growth and the additional contribution from acquisitions. Each of the principal businesses increased market share. Benefits have also been gained from the restructuring of certain activities within the Group which have improved market focus and increased operational efficiency.

Organic growth of nearly 10% was achieved in US Plumbing and Heating and good progress was also made in the UK, French and Canadian businesses, relative to their markets. The US Building Materials Distribution division performed particularly strongly as a result of its restructuring programme and higher lumber and structural panel prices. Trading margin improvements were achieved in North American Plumbing and Heating, US Building Materials and, within European Distribution, from the UK, French and Italian businesses.

On a constant currency basis, Group sales increased by 24.7% and trading profit by 23.7%. Currency translation has had an impact on the Group's reported sterling results for the first six months compared to the previous year, reducing Group sales by £91.1 million (2.3%) and Group trading profit by £4.5 million (2.1%).

After taking account of currency translation, Group sales increased by 21.8% from £3,964.1 million to £4,828.3 million. Trading profit rose by 21.1% from £212.3 million to £257.1 million. After deducting goodwill amortisation of £19.2 million (2003: £14.0 million), the reported sterling operating profit increased by 20.0% from £198.3 million to £237.9 million.

Net interest payable was £11.6 million (2003: £11.2 million), reflecting acquisition spending partly offset by lower interest rates. Interest cover was 20.5 times (2003: 17.7 times).

Profit before tax and goodwill amortisation increased by 22.1% from £201.1 million to £245.5 million. The increase in earnings per share before goodwill amortisation was 21.5%, from 25.05 pence to 30.44 pence.

European Distribution

The results in the European Distribution division were boosted by acquisitions, principally that of PBM in July 2003, and the strong performance of the UK business.

Sales for the division increased by 45.1% from £1,397.8 million to £2,028.0 million, including £520.6 million (36.1%) which relates to acquisitions, predominantly PBM. The organic increase in sales was 4.6%. Trading profit rose by 32.1% from £81.6 million to £107.8 million.

Although Wolseley Centers in the UK and Brossette in France both increased their trading margin, the overall divisional trading margin reduced from 5.8% to 5.3% of sales. This was a primarily a result of the Pinault Bois & Materiaux ("PBM") acquisition where the trading margin in the first half is lower due to seasonal factors, and an increase in the central costs allocated to the division.

In the first six months a further net 74 branches were added to the European network, giving a total of 2,340 locations (31 July 2003: 2,266).

UK

Wolseley Centers took advantage of the continuing strength of the housing market and UK economy. The RMI market remained the principal driver, buoyed by strong consumer demand against the backdrop of low interest rates, low unemployment and house price inflation. Despite the weakness in the industrial and commercial markets, sales increased by 10.8%, breaching the £1 billion mark for the first time in a six month period, to £1,018.4 million (2003: £918.9 million). Organic growth was 5.6% with Lightside being the strongest performer. Each of the four divisions improved their gross margins compared to the same period last year.

Following the move to two new distribution centres in the last 18 months, the UK business has seen an increase in throughput, improved productivity and enhanced customer service. During the first six months, 44 net new locations were added taking the total for Wolseley Centers (including Ireland) to 1,460. The significance of these investments will be reflected in future trading, both in terms of supporting continued growth and in the generation of further operational efficiencies. These efficiencies were reflected in a twenty basis point improvement in trading margin in the first half of the year at 6.7% compared to 6.5% in the first half of 2003. The working capital to sales ratio showed an improvement due to the continued focus on inventory management.

France

The French construction market was generally flat during the first half of the year with the industrial environment remaining weak. Additionally, high levels of unemployment continued to have a negative impact on consumer confidence.

Wolseley's French business generated sales of £762.0 million, an increase of £483.9 million compared to the same period last year, principally as a result of the PBM acquisition.

Local currency sales in Brossette were up 4.3% on the first half last year due to acquisitions and organic growth of 1.2%. The trading margin also improved due to more stringent cost control and the emerging benefits of a reorganisation of Brossette's branch and management structure. This restructuring has been implemented across three-quarters of the business and is on course for completion in this financial year to July 2004, and further benefits should emerge in 2005.

PBM performed in line with expectations with sales, profits and trading margins all up on the previous year despite being affected by the heat wave in France in August 2003 and a slower timber import business. Progress has also been made in rebranding a number of outlets with the rest to follow in the second half of this financial year. PBM is on track in identifying and delivering synergies with other Wolseley Group companies, finding additional growth opportunities and working capital efficiencies, all of which should combine to achieve its return target of 16.7% by year ended 31 July 2006.

Rest of Europe

The Group's other Continental European operations enjoyed mixed fortunes in uninspiring markets.

In Austria, the new housing market remains at historically low levels and increased competition put pressure on prices resulting in OAG's margins and profits falling slightly, despite higher sales. Good progress is being achieved in Hungary with sales up 17% in local currency and sales in the Czech Republic were also up slightly. In Italy, Manzardo's organic growth and last year's new branch openings helped increase sales by almost 6% and trading profit by almost 15%, despite a weak economy and a fall in the overall construction and renovation markets.

In Luxembourg, CFM benefited from a small number of large orders which led to an increase of more than 10% in sales and trading profits despite a construction market which has fallen several percent in recent months. The poor economy in The Netherlands has affected the construction and the new housing markets but, despite this, Wasco made progress expanding its product range and developing its offering to the more profitable RMI market. Sales increased nearly 8% while profits fell as a result of the very competitive market conditions, particularly in heating products, and some temporary disruption due to a move to a central distribution centre. That move is now on track with high service levels being achieved. Tobler, in Switzerland, which was acquired on 1 December 2003, performed in line with expectations with both sales and trading profits increasing on the corresponding period in the previous year.

The division has made progress in implementing its strategy to manage the businesses in a more integrated way across Europe. Further investment is planned over the next year to put in place the infrastructure necessary to obtain cross-border synergies, facilitate the sharing of best practice and accelerate the benefits from the growth opportunities that exist.

North American Plumbing and Heating Distribution

The performance of the North American Plumbing and Heating division was particularly impressive with strong increases in sales and profits and the highest ever trading margin.

Reported sales of the division were up 6.2% from £1,727.8 million to £1,835.1 million despite the adverse impact of currency translation. Trading profit increased by 11.0% from £96.1 million to £106.7 million.

Currency translation reduced divisional sales by £81.2 million (4.7%) and trading profit by £4.4 million (4.6%).

There was a net increase of 30 branches in North American Plumbing and Heating Distribution from 961 at 31 July 2003 to 991 locations at 31 January 2004.

Ferguson

Ferguson produced an outstanding performance principally due to its focus on specific market sectors, resulting in increased market share through organic growth and from driving further efficiencies from its distribution centre network. These initiatives contributed to significant market outperformance in the first half.

Local currency sales in the US plumbing operations rose by 11.4%, almost 10% of which was organic growth, against a market that increased by around 2-3%. Local currency trading profit increased by 19.6% reflecting an increase in the gross margin as a result of continuing benefits from the distribution centre network, a focus on organic growth and strong cost control. Volumes through the distribution centre network increased 33% in the first half compared to the same period last year and the network was further boosted with the opening of the Richland distribution centre, in the State of Washington, in November 2003. The trading margin, at 6.1%, was ahead of the prior year's first half margin of 5.8% and is consistent with achieving a 6% trading margin in 2004, a year ahead of the original schedule.

During the first half, the final phases of the integration of Familian Northwest were completed and the business realised the benefits of having one plumbing and heating organisation in the USA, including the elimination of duplicated costs. The completion of this integration will enable Ferguson management to focus on the achievement of organic growth in a steadily improving market.

Of the sectors in which Ferguson operates, the industrial and commercial market remained the weakest but housing related activity held up well. However, as previously reported, there has been more emphasis on entry level housing compared to high end housing. More than 6 million homes were sold in the US in 2003 and this presents opportunities in the repair and remodelling sector which is becoming an increasingly important element of overall construction spend in the USA and should lead to further organic growth.

In order to be able to support the significant organic growth that Ferguson has achieved in the first half, it has been necessary to invest in more working capital. Furthermore, in response to the tightening supply of commodities such as copper and steel, Ferguson bought additional stock of these products in order to be able to respond to customer demand and benefit from price rises.

Wolseley Canada

The Canadian business endured a mixed first half when events, such as forest fires and power outages, continued to cause uncertainty and hold back business confidence in the early months. Low interest rates have supported a strong residential market, but the resource industries in the same areas have become less competitive internationally as a result of the strong Canadian dollar. The buoyant energy sector in Western Canada has helped sales in the industrial and commercial business and, generally, the residential housing and RMI sectors have both held up well.

Local currency sales increased by 12.1% mainly as a result of acquisitions. Organic growth of 3.6% was ahead of the market which grew by around 1%. Local currency trading profit rose by 9.5%, slower than the sales growth as a result of pricing pressure in some product areas, acquisitions and investment in infrastructure in order to sustain future growth.

US Building Materials Distribution

The performance of the US Building Materials division ("Stock") benefited from the management action to improve market focus and restructure the business. Average lumber and structural panel prices were higher but the division was negatively impacted by currency translation. Reported sales in sterling grew 15.1% to £965.2 million (2003: £838.5 million) despite an adverse currency impact of £53.3 million (6.4%). Trading profit was up 23.1% at £42.6 million (2003: £34.6 million), despite an adverse currency impact of £2.3 million (6.6%). The divisional trading margin in the first half increased to 4.4%, from 4.1% in the same period last year. A continuation of the improved trading performance is expected in the second half.

In local currency, sales were up 22.9% to $1,629.3 million (2003: $1,325.4 million) with trading profit up by more than 30%. Acquisitions added $72.3 million of sales.

Commodity lumber and structural panel prices, which directly affect around 35% and 9% of Stock's product range respectively, rose strongly in the first half compared to the same period last year. Average lumber prices for the first half rose 20.1% to $340 per thousand board feet (2003: $283) and average structural panel prices rose 95.1% to $474 per thousand square feet (2003: $243). Together these price increases had the effect of increasing sales by $206.8 million (15.6%). Organic sales volumes were higher in the year with organic growth from on-going branches up by more than 2%.

New housing, which typically accounts for around 90% of the activity in this division, has generally continued to be a bright spot in the US economy. Aggregate housing starts during the period continued at a high level of between 1.6 million and 1.9 million. In addition, the inventory of unsold new homes at 4.1 months in January 2004, compared to the longer term average of around 6 months, further demonstrates the overall strength of the housing market. However, there has been a recent trend towards lower value housing and there continues to be significant variations in regional housing markets.

The NOVA restructuring project to improve market focus and reduce the cost base remains on track and should produce cost savings of $5 million this financial year and at least $10 million per annum thereafter. The Company is reorganising around markets rather than individual locations and is moving from 25 regions to 9 districts this financial year. Plans to increase the number of value-added products and services being offered and increase the penetration of the RMI market are already making inroads, with value-added sales up 20% in the first half compared to the same period last year.

Interim Dividend

The board has decided to pay an interim dividend of 7.8 pence per share to be paid on 1 June 2004 to shareholders registered on 2 April 2004. This represents an increase of 39.3% on last year's 5.6 pence interim dividend and is intended to rebalance the split of the total dividend paid so that a greater proportion, approximately one-third, is paid at the interim stage. The increase also reflects the board's confidence in the future prospects of the Group and its strong financial position. The dividend reinvestment plan will continue to be available to eligible shareholders.

Financial Review

Net interest payable of £11.6 million (2003: £11.2 million) reflects an increase in the interest payable on Group debt following the acquisitions of PBM in July 2003 and Tobler in December 2003, offset by the effect of lower interest rates on the Group's borrowings compared to the prior year. Interest cover was 20.5 times (2003: 17.7 times).

The effective tax rate is unchanged at 28% for the half-year to 31 January 2004 and it is expected that this will be the rate for the full year.

Before goodwill amortisation, earnings per share increased by 21.5% from 25.05 pence to 30.44 pence. Total (FRS 3) earnings per share were up by 19.9% to 27.15 pence (2003: 22.64 pence). The average number of shares in issue during the first half was 581.1 million (2003: 578.1 million).

Net cash flow from operating activities decreased from £219.1 million to £99.4 million, due to a working capital outflow of £217.2 million. Group inventory levels increased by £71.6 million during the period as a result of the rapid growth in sales of the North American operations, the short term effects of opening an additional distribution centre in the US Plumbing and Heating Distribution business, and an increase in US inventory levels in response to the market shortage of copper and steel commodities. Creditors decreased by £173.5 million during the period, compared with a decrease of £138.3 million in the six months to 31 January 2003, and have followed the normal seasonal business trend. Debtors decreased by £27.8 million, compared with a decrease of £98.4 million in the six months to 31 January 2003, driven by the growth in sales compared to the prior year. Net capital expenditure increased £27.4 million (66.5%) on the comparable half-year to £68.6 million reflecting continued investment in the business, including the new Richland distribution centre in the USA.

Acquisition spend during the period, including any deferred consideration and debt, amounted to £72.9 million (2003: £57.6 million). Two additional acquisitions, for a combined consideration of £4.8 million, have been completed since 31 January 2004 in the US Building Materials division. Further details regarding acquisitions are included in note 8.

The Group's branch network during the first half has been extended through acquisitions and branch openings by a net total of 104, bringing the total to 3,553 at 31 January 2004.

Net borrowings, excluding construction loan borrowings, at 31 January 2004 amounted to £947.2 million compared to £826.7 million at 31 July 2003, giving gearing of 53.9% compared to 46.6% at the previous year-end and 34.6% at 31 January 2003.

Construction loan receivables, financed by an equivalent amount of construction loan borrowings, were £176.3 million compared to £160.8 million at 31 January 2003. The increase is due to an expanding loan book partly offset by the weaker US dollar.

There has been no significant change concerning asbestos claims since the position reported at 31 July 2003. The estimated liability, which is fully covered by insurance, is not material to the Group's financial position. Insurance cover significantly exceeds the estimated liability and is a multiple thereof. There has been no profit and loss account charge in this, or any prior financial year, relating to asbestos claims and no such charge is expected to arise in the future.

International Integration and Infrastructure Developments

In support of the Group's ambitious growth targets and as part of its continuous improvement programme, Wolseley is bringing about greater cohesion across its operating units through leveraging its international purchasing, international sourcing and supply chain efficiencies. To achieve this, the Group continues to make investments in its infrastructure both in terms of people and systems.

In order to accelerate synergies from our international sourcing opportunities, Mike Grunkemeyer, Senior Vice President, Business Development, Ferguson has been appointed Director, Business Development, Wolseley with effect from 1 March 2004. He will be responsible for driving the Group's global and continental sourcing initiatives, including expanding the Group's own label product offering. This appointment is an important step in establishing the organisation which will take advantage of Wolseley's size and buying power.

In addition, the board has approved the entering into an agreement with PeopleSoft to purchase software as the foundation for a common technology platform. The first phase will be the deployment of common financial applications across the Group. In parallel, other applications will be developed for the common platform and will initially be implemented as pilot systems. The common financial application and the initial pilots are expected to be implemented within the next two years, over which time the costs are expected to be around £30 million.

Rob Marchbank, Director of Strategic Planning and Development, Wolseley has been appointed Director of Information and Processes, with effect from 1 March 2004, to oversee this important project. He will be responsible for leading the design, development and implementation of the common technology platform throughout the operating companies.

Beyond the first two years, further investment in the new, common platform, will enable Wolseley to improve customer service by providing better quality and timely information to its employees, and enhance its ability to develop international capabilities with suppliers and customers. This foundation will allow for a more efficient and integrated approach to supply chain management and procurement. It will also avoid duplicated costs and investments as Group companies replace systems over the coming years. It is expected that the costs of implementing the common technology platform will be more than offset by the benefits arising, which are expected to be in international sourcing, supply chain efficiencies, shared services, standardised processes and the consolidation of data centres.

Outlook

The performance of the Group remains strong with a number of the weaker markets in which it operates showing some signs of improvement.

In the UK, the RMI market will continue to be the main driver of growth with increasing benefits arising from the expected expansion in government spending. The upward trend in trading margin is expected to continue.

In France, there are early signs that the market may be starting to improve. The markets in the rest of Continental Europe have been weak and are likely to remain broadly flat.

US markets are likely to remain mixed but residential housing and RMI markets are expected to hold up well. There are signs that the industrial and commercial market will pick up in the second half of calendar 2004. As the US economic recovery continues to gather pace this should present further opportunities for organic growth. The performance of the US Building Materials business should continue to improve as the benefits of its market focus and restructuring are achieved.

In Canada, despite a rather mixed first half, it is expected that the overall environment will remain positive.

The Group expects that its businesses will generally outperform local markets. Its strong market positions mean that it is well placed to deliver enhanced value from both organic and acquisitive growth opportunities in what remains a fragmented industry.

Additional investment in the Group's infrastructure will create opportunities for achieving synergies and leveraging the Group's international strengths while supporting the Group's objective of achieving double-digit sales and profit growth.

Certain information included in this release is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this release are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an international Group such as Wolseley. Information on some factors which could result in material difference to the results is available in the Company's SEC filings, including, without limitation the Company's Report on Form 20-F for the year ended 31 July 2003.

FINANCIAL CALENDER FOR 2004

31 March	–	Shares quoted ex-dividend
2 April	–	Record date for interim dividend
1 June	–	Interim dividend payment date
27 September	–	Announcement of Preliminary results
6 October*	–	Shares quoted ex-dividend
8 October*	–	Record date for final dividend
10 November*	–	Final date for DRIP elections
18 November	–	Annual General Meeting
1 December*	–	Final dividend payment date

* Expected

Group Profit and Loss Account (unaudited)

Year to			Half-year to		Half-year to
31 July 2003			31 January 2004		31 January 2003

£m			£m		£m
		Turnover
8,221.0		Continuing operations	4,794.1		3,964.1
-		Acquisitions	34.2		-

8,221.0			4,828.3		3,964.1

472.9		Operating profit before goodwill	257.1		212.3
		amortisation (note 3)

(29.9)		Goodwill amortisation	(19.2)		(14.0)

		Operating profit

443.0		Continuing operations	236.0		198.3
-		Acquisitions	1.9		-

443.0			237.9		198.3

443.0		Profit on ordinary activities	237.9		198.3
		before interest
(17.0)		Net interest payable	(11.6)		(11.2)

426.0		Profit on ordinary activities	226.3		187.1
		before tax
		Taxation (note 5)
(118.0)		Current tax charge	(71.3)		(55.6)
(9.6)		Deferred tax credit/(charge)	2.6		(0.7)

(127.6)			(68.7)		(56.3)

298.4		Profit for the period	157.6		130.8
		attributable to ordinary
		shareholders

(123.1)		Dividends (note 7)	(45.5)		(32.4)

175.3		Profit retained	112.1		98.4

		Earnings per share (note 6)
56.69	p	Before exceptionals and goodwill	30.44	p	25.05	p
		amortisation

(5.16	)p	Goodwill amortisation	(3.29	)p	(2.41	)p

51.53	p	Basic earnings per share	27.15	p	22.64	p

51.12	p	Diluted earnings per share	26.81	p	22.54	p
21.20	p	Dividends per share (note 7)	7.80	p	5.60	p
		Translation rates (note 4)
1.5951		US dollars	1.6881		1.5807
1.5039		Euro	1.4343		1.5674

Statement of Total Recognised Gains and Losses

Year to		Half-year to	Half-year to
31 July 2003		31 January	31 January
		2004	2003
£m		£m	£m

298.4	Profit for the period	157.6	130.8
(10.4)	Currency translation difference	(141.9)	(55.1)
	on foreign investments

288.0	Total recognised gains and	15.7	75.7
	losses for the financial year

Summarised Balance Sheets (unaudited)

Year to 31 July		Half-year to	Half-year to
2003		31 January	31 January
		2004	2003
£m		£m	£m

686.8	Intangible fixed assets	659.7	497.1
716.8	Tangible fixed assets	685.2	575.9

1,403.6		1,344.9	1,073.0
1,303.5	Stocks	1,297.7	1,033.8
1,734.5	Debtors and property awaiting	1,451.4	1,227.8
	disposal
176.2	Construction loans receivable	176.3	160.8
	(secured)
(1,579.6)	Creditors	(1,160.6)	(921.8)
(176.1)	Construction loans payable	(176.3)	(160.8)
	(unsecured)

2,862.1	Net Operating Assets	2,933.4	2,412.8

(826.7)	Net Group borrowings	(947.2)	(570.1)
(49.5)	Net liabilities for tax	(67.9)	(42.4)
(90.5)	Dividend	(45.5)	(32.4)
(121.2)	Provisions for liabilities and	(114.9)	(119.2)
	charges

1,774.2	Total Net Assets	1,757.9	1,648.7

323.0	Capital and share premium	336.5	319.1
	account
1,451.2	Reserves	1,421.4	1,329.6

1,774.2	Shareholders' funds	1,757.9	1,648.7

	Translation rates (note 4)
1.6076	US Dollars	1.8244	1.6478
1.4171	Euro	1.4620	1.5303

Reconciliation of Movements in Capital and Reserves

Year to		Half-year to	Half-year to
31 July 2003		31 January	31 January
		2004	2003
£m		£m	£m

175.3	Profit retained	112.1	98.4
(10.4)	Other recognised gains	(141.9)	(55.1)
	and losses
9.4	New share capital	13.5	5.5
	subscribed

174.3	Net (reduction)/addition	(16.3)	48.8
	to shareholders' funds
1,599.9	Opening shareholders'	1,774.2	1,599.9
	funds

1,774.2	Closing shareholders'	1,757.9	1,648.7
	funds

Summarised Group Cash Flow Statement

Year to		Half-year to	Half-year to
31 July 2003		31 January	31 January
		2004	2003
£m		£m	£m

607.7	Net Cash Flow from Operating	99.4	219.1
	Activities*
	Net cash outflow from returns on
	investments and servicing of
(24.8)	finance	(10.9)	(15.5)
(108.1)	Taxation paid	(54.3)	(58.3)
(108.2)	Capital expenditure	(68.6)	(41.2)
(507.2)	Acquisitions	(72.9)	(56.6)
3.0	Disposals	-	0.5
(113.0)	Equity dividends paid	(88.8)	(80.3)
-	Management of liquid resources	-	(11.7)
	and financing
9.4	Financing - Issue of shares	13.5	5.5

(241.2)	Change in net debt resulting	(182.6)	(38.5)
	from
	cash flows
(20.6)	New finance leases	-	(2.1)
(19.3)	Translation difference	62.1	16.1

(281.1)	Movement in net debt in period	(120.5)	(24.5)
(545.6)	Opening net debt	(826.7)	(545.6)

(826.7)	Closing net debt	(947.2)	(570.1)

* Reconciliation of the Operating Profit to Net Cash Flow from Operating Activities

Year to		Half-year to	Half-year to
31 July 2003		31 January	31 January
		2004	2003
£m		£m	£m

443.0	Operating profit	237.9	198.3
93.1	Depreciation charges	59.5	43.0
29.9	Goodwill amortisation	19.2	14.0
(48.3)	(Increase)/Decrease in stocks	(71.6)	3.7
(32.9)	Decrease/(Increase) in debtors	27.8	98.4
123.0	(Decrease)/Increase in creditors	(173.5)	(138.3)
	and provisions
(0.1)	Decrease/(Increase) in net	0.1	-
	construction loans

607.7	Net cash flow from operating	99.4	219.1
	activities

Analysis of Results

Turnover by Activity

Year to		Half-year to	Half-year to
31 July 2003		31 January	31 January
		2004	2003
£m		£m	£m

	European Distribution
2,956.7	Continuing operations	2,010.1	1,397.8
-	Acquisitions	17.9	-

2,956.7		2,028.0	1,397.8

	North American Plumbing &
	Heating Distribution
3,551.5	Continuing operations	1,825.4	1,727.8
-	Acquisitions	9.7	-

3,551.5		1,835.1	1,727.8

	US Building Materials
	Distribution
1,712.8	Continuing operations	958.6	838.5
-	Acquisitions	6.6	-

1,712.8		965.2	838.5

8,221.0	Total	4,828.3	3,964.1

Operating Profit by Activity (Before Goodwill Amortisation)

Year to		Half-year to	Half-year to
31 July 2003		31 January	31 January
£m		2004	2003
		£m	£m

	European Distribution
193.2	Continuing operations	106.8	81.6
-	Acquisitions	1.0	-

193.2		107.8	81.6

	North American Plumbing &
	Heating Distribution
202.2	Continuing operations	106.2	96.1
-	Acquisitions	0.5	-

202.2		106.7	96.1

	US Building Materials
	Distribution
77.5	Continuing operations	41.8	34.6
-	Acquisitions	0.8	-

77.5		42.6	34.6

472.9	Total	257.1	212.3

Analysis of Movement in Sales

	2003 Exchange		Acquisitions		Organic change		2004

			New	Increment
			2004	2003
	£m	£m	£m	£m	£m	%	£m

European	1,397.8	43.4	17.9	502.7	66.2	4.6	2,028.0
Distribution

North American	1,727.8	(81.2)	9.7	32.2	146.6	8.9	1,835.1
Plumbing &
Heating
Distribution

US Building	838.5	(53.3)	6.6	36.2	137.2	17.5	965.2
Materials
Distribution

	3,964.1	(91.1)	34.2	571.1	350.0	9.0	4,828.3

Analysis of Movement in Operating Profit (Before Goodwill Amortisation)

	2003	Exchange	Acquisitions		Organic change		2004

			New	Increment
			2004	2003
	£m	£m	£m	£m	£m	%	£m

European	81.6	2.2	1.0	23.9	(0.9)	(1.1)	107.8
Distribution

North American	96.1	(4.4)	0.5	1.5	13.0	14.2	106.7
Plumbing &
Heating
Distribution

US	34.6	(2.3)	0.8	2.1	7.4	22.9	42.6
Building
Materials
Distribution

	212.3	(4.5)	2.3	27.5	19.5	9.4	257.1

Goodwill of £33.5 million arises on the acquisitions made in the half-year. The operating profit contribution, after goodwill amortisation, from these acquisitions is £1.9 million.

Notes

1 Basis of preparation

The figures for the year ended 31 July 2003 do not constitute the Company's statutory accounts for that period but have been extracted from the statutory accounts, which have been filed with the Registrar of Companies. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under Section 237(2) or (3) of the Companies Act 1985. The accounts for the six months ended 31 January 2004 have not been audited, nor were the accounts for the equivalent period in 2003. They comply with relevant accounting standards and have been prepared on a consistent basis using accounting policies set out in the 2003 Annual Report.

2 Geographical analysis of sales

	Half-year to	Half-year to
	31 January	31 January
	2004	2003
	£m	£m

European Distribution
UK	1,018.4	918.9
France	762.0	278.1
Other	247.6	200.8

	2,028.0	1,397.8

North America Plumbing and Heating
Distribution
USA	1,611.0	1,544.7
Canada	224.1	183.1

	1,835.1	1,727.8

US Building Materials Distribution
USA	965.2	838.5

Group Total	4,828.3	3,964.1

3 Operating profit

Operating profit includes £1.7 million (2003: £0.3 million) of property profits.

4 Exchange rates

The results of overseas subsidiaries have been translated into sterling using average rates of exchange. The period end rates of exchange have been used to convert balance sheet amounts.

The average profit and loss account translation rate for the first six months was $1.6881 to the £1 compared to $1.5807 for the comparable period last year, a fall of 6.4%, and €1.4343 to the £1 compared to €1.5674 a rise of 9.3%. Should the exchange rates between the US$ and the £, and the € and the £, remain at the 31 January 2004 spot rates ($1.8244 and €1.4620) then the averages for the year as a whole would be $1.7563 and €1.4481 and this would have the effect of reducing sales and trading profit for the first half by a further £108.3 million and £6.0 million, respectively.

5 The tax charge on ordinary activities for the half-year has been calculated at the rate which it is expected will apply for the year ending 31 July 2004 and comprises the following elements:

	Half-year to 31	Half-year to 31
	January 2004	January 2003

	£m	£m

Tax on profit for the year
- UK	12.6	12.6
- Overseas	58.7	43.0

	71.3	55.6
Deferred tax	(2.6)	0.7

	68.7	56.3

6 Earnings per share, calculated on an average of 581.1 million (2003: 578.1 million) ordinary shares in issue, are as follows:

	Half-year to	Half-year to
	31 January 2004	31 January 2003
	Pence per share	Pence per share

Before goodwill amortisation	30.44	25.05
Goodwill amortisation	(3.29)	(2.41)

Total	27.15	22.64

7 The interim dividend of 7.80 pence (2003: 5.60 pence) per share, which will absorb £45.5 million (2003: £32.4 million) will be paid on 1 June 2004 to ordinary shareholders on the register on 2 April 2004. The shares will be quoted ex dividend on 31 March 2004.

8 The following table summarises the acquisitions made during the half-year. In certain cases the consideration is subject to adjustment and includes net borrowings acquired.

Acquisitions	Estimated	Expected
	consideration	contribution to
	including debt	Group turnover
		in a full year

	£m	£m

European distribution	56.7	114.8
NA Plumbing and Heating Distribution	12.0	48.3
US Building Materials Distribution	4.2	10.8

	72.9	173.9

Two additional acquisitions, for a combined consideration of £4.8 million, have been completed since 31 January 2004 in the US Building Materials division and they are expected to contribute £23.7 million to Group turnover in a full year.

9 Pensions and other post retirement benefits

Note 33 to the Group's 2003 Annual Report & Accounts summarised the position as at 31 July 2003 in relation to pension liabilities on an FRS 17 basis. At that date the pension deficit, net of taxation, amounted to £140.6 million of which £32.6 million net of the related deferred tax asset was provided in the balance sheet.

10 Copies of announcements

Wolseley plc will mail a copy of the interim report to shareholders for the six months ended 31 January 2004. Requests for a copy of this report should be addressed to the Company Secretary, Wolseley plc, Parkview 1220, Arlington Business Park, Theale, Reading RG7 4GA.

A copy of the 2004 Interim Announcement, together with copies of other recent public announcements, including the 2003 Preliminary Announcement, can be found on the Wolseley plc website at www.wolseley.com. Copies of the Interim and Preliminary Announcement presentations given to stockbrokers' analysts are also available on that site.

This information is provided by RNS
The company news service from the London Stock Exchange